CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions "Financial Highlights" in the Prospectus and "Counsel and Independent Registered Public Accounting Firm" and “Financial Statements” in the Statement of Additional Information, each dated November 1, 2023, and each included in this Post-Effective Amendment No. 36 to the Registration Statement (Form N1-A, File No. 333-234030) of BNY Mellon ETF Trust (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated August 21, 2023, with respect to the financial statements and financial highlights of BNY Mellon Responsible Horizons Corporate Bond ETF, one of the funds constituting BNY Mellon ETF Trust included in the Annual Report to Shareholders (Form N-CSR) for the year ended June 30, 2023, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

New York, New York

October 24, 2023